Sierra Wireless to Acquire Numerex Jason Cohenour, President & CEO Filed by Sierra Wireless, Inc. Pursuant to Rule 425 under the Securities Act of 1933, as amended Subject Company: Numerex Corp. Commission File No.: 000-22920

Cautionary Note Regarding Forward-Looking Statements Certain statements and information in this presentation constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”) including, but not limited to, statements and information regarding the benefits of the transaction, the combined company’s future business prospects, performance and growth program, revenues and the expectation that the acquisition will be accretive approximately one year after the closing of the transaction. Forward-looking statements: Typically include words and phrases about the future such as “outlook”, “will”, “may”, “estimates”, “intends”, “believes”, “plans”, “anticipates” and “expects”. Are not promises or guarantees of future performance. They represent our current expectations and assumptions and may change significantly. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to update the forward-looking statements provided to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based. Therefore, you should not rely on these forward-looking statements as representing our views as of any date subsequent to today. Many factors could cause actual future events to differ materially from the forward-looking statements in this presentation, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect our business and the price of our common shares, (ii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the merger agreement by the shareholders of Numerex and the receipt of certain governmental and regulatory approvals, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (iv) the effect of the announcement or pendency of the transaction on our business relationships, operating results, and business generally, (v) risks related to diverting management’s attention from our ongoing business operations, (vi) the risk that the expected synergies and value creation from the transaction will not be realized, or will not be realized within the expected time period, (vii) the outcome of any legal proceedings that may be instituted against either company related to the merger agreement or the transaction, (viii) our ability to successfully integrate Numerex’s operations, product lines, and technology within the expected time-line or at all, and (ix) our ability to implement our plans, forecasts, and other expectations with respect to Numerex’s business after the completion of the proposed merger and realize additional opportunities for growth and innovation. The foregoing list of factors is not exclusive. Additional risk factors are discussed in our Annual Information Form and Management’s Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada.

LEGAL DISCLAIMER No Offer or Solicitation This presentation is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This presentation may be deemed to be solicitation material in respect of the proposed acquisition of Numerex by Sierra Wireless. In connection with the proposed merger, Sierra Wireless intends to file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form F-4, which will include a proxy statement of Numerex that also constitutes a prospectus of Sierra Wireless. After the registration statement is declared effective, Numerex will mail the proxy statement/prospectus to its shareholders. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER AND RELATED MATTERS. Additional Information about the Merger and Where to Find It Investors may obtain free copies of the registration statement, the proxy statement/prospectus and other relevant documents filed by Sierra Wireless and Numerex with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Sierra Wireless with the SEC will also be available free of charge on Sierra Wireless’ website at www.sierrawireless.com or by contacting Sierra Wireless’ Investor Relations Department by telephone at (604) 231-1137 or by e-mail to investor@sierrawireless.com. Copies of the documents filed by Numerex with the SEC are available free of charge on Numerex’s website at investor.numerex.com or by contacting Numerex’s Investor Relations Department by telephone 770-615-1410 or by e-mail to kgayron@numerex.com.   Participants in Solicitation Relating to the Merger This presentation is not a solicitation of proxies in connection with the proposed merger of Sierra Wireless and Numerex. However, Numerex and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Numerex’s shareholders in respect of the proposed merger. Information regarding Numerex’s directors and executive officers can be found in Numerex’s Form 10-K/A filed with the SEC on May 1, 2017, as well as its other filings with the SEC. Additional information regarding the interests of such potential participants, including their respective interests by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed merger if and when they become available. These documents are available free of charge on the SEC’s website and from Numerex using the sources indicated above.

Sierra Wireless to acquire Numerex Sierra Wireless and Numerex signed a merger agreement today Sierra offering 0.18 common shares for each Numerex share Implied per share price of $5.34 Represents a 17.5% premium to Numerex’s 20-day average closing price Total equity value for Numerex of approximately $107 million Subject to Numerex shareholder approval and normal regulatory approval Numerex’s Board unanimously recommends shareholders vote in favor If offer is approved, transaction is expected to close in January, 2018

Network Services Security Services Asset Tracking / Tank Monitoring Numerex’s Business Company based in Atlanta 143 employees in the U.S. Established IoT pure play Single source provider of managed solutions for the IoT Strong position in key IoT markets $66m in annualized revenue (Q1’17) ~80% recurring services revenue Numerex’ s 3 Key IoT Lines of Business 1 2 3

Numerex’s Lines of Business Network Services Security Services Asset Tracking / Tank Monitoring Monitoring, alerts, notifications, and reporting capabilities for security, fire, and personal safety services Tracking, monitoring, and analysis of fixed & mobile assets as well as real-time monitoring of petroleum tanks Integrated data information services and cloud platform Information Services 1 3 2 Market Ready Managed IoT Solutions

Strategic Rationale Numerex has diversified base of recurring services revenue Bolsters market position Scales services revenue Expands sales capacity Established market position, solutions & customer base Transaction adds significant scale to Sierra’s recurring IoT services revenue Experienced direct & indirect sales team Nearly triples base of high margin recurring revenue Enhances business model Overall Acceleration of IoT Device-to-Cloud Strategy

Strong Fit with Sierra’s IoT Services Business * based on Q1’17 data and actual revenue Combined Total Revenue (Q1’17 annualized) $647m $66m $713m Services Rev. (Q1’17 annualized) $28m $54m $82m Services GM (Q1’17 actual) 43.8% 59.4% 54.0% Geographical Concentration Europe U.S. EU/NAM Sales Capacity 24 28 52 Plan to combine Numerex with Cloud & Connectivity Services business unit Business will report to Marc Overton, recently hired GM of Cloud & Connectivity Services Combination provides strong business & technology platform to drive global IoT services expansion & leadership

Leader in device-to-cloud solutions for the IoT Fully integrated solution for IoT applications Intelligent edge devices Cloud platform services Managed Connectivity services Embedded solutions Networking solutions Smart SIM Connectivity management Application enablement Device management connected devices and machines Vertical applications Big data and enterprise integration

Drive Sierra’s Revenue to $1B+ Combined annualized revenue of $713 million*. Strong platform for growth Increase Services Mix to 10%+ Takes revenue from recurring services to ~12%* of consolidated revenue Drive EBIT Margins to 10%+ Strengthens gross margin; provides opportunities for operating leverage Supports Attainment of Corporate Objectives (*based on Q1 ‘17 annualized results for Sierra and Numerex)

Summary Acquisition of Numerex accelerates our IoT Device to Cloud strategy: Scales subscription-based recurring revenue from IoT services Significantly bolsters Sierra’s position in the global IoT market Expands Sierra’s sales capacity with experienced team and channel Strong fit with Sierra organization and operating model goals Opportunity to drive operating synergies and preserve Sierra’s strong balance sheet Expect acquisition to be accretive to adjusted EPS ~12 months after close

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